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1726 (2-       information contained in this form are not required to respond
98             unless the form displays a currently valid OMB control number.
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            Cyberfast Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  23246U 10 9
        ---------------------------------------------------------------
                                (CUSIP Number)

             Theresa M. Mehringer, Esq. c/o Smith McCullough, P.C.
         4643 South Ulster Street, Suite 900, Denver, Colorado  80237
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   08/01/00
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 23246U 10 9
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                      The FATA Group SpA (foreign entity)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Italy
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,466,276

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,466,276

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,466,276 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Item 1.   Security and Issuer

          The title of the class of equity securities to which this statement relates is Class A common stock, $0.01 par value per share ("Class A Stock"). The name and address of the principal executive offices of the issuer of the securities (the "Issuer") are:

          Cyberfast Systems, Inc.
          777 Yamato Road, Suite 105
          Boca Raton, Florida  33431


Item 2.   Identity and Background

I-A
     (a)  The Reporting Person is The FATA Group, SpA.

     (b)  The mailing and business address of the Reporting Person is:

          Strada Statale n. 24, Km. 12
          10044 PIANEZZA (TO), Italy

     (c) The Reporting Person is a company engaging in the process, know-how, design, development and manufacture of industrial plants (business address listed in Item 2, I-A(b) above).

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is organized under the laws of Italy.

I-B

     (a) Gaetano Di Rosa is the Chairman of the Board of Directors of the Reporting Person.

     (b) The mailing and business address of Mr. Di Rosa is listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Di Rosa is as Chairman of the Board of Directors of the Reporting Person (business address listed in Item 2, I-A(b) above).

     (d) During the last five years, Mr. Di Rosa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Di Rosa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Di Rosa is an Italian citizen.

I-C

     (a) Ignazio Moncada is the Chief Executive Officer and a Director of the Reporting Person.

     (b) The mailing and business address of Mr. Moncada is listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Moncada is as the Chief Executive Officer and a Director of the Reporting Person (business address listed in Item 2, I-A(b) above).

     (d) During the last five years, Mr. Moncada has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Moncada has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Moncada is an Italian citizen.

I-D

     (a) Mr. Andrea Lombardi is the Chief Financial Officer and a Director of the Reporting Person.

     (b) The mailing and business address of Mr. Lombardi is listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Lombardi is as the Chief Financial Officer and a Director of the Reporting Person (business address listed in Item 2, I-A(b) above).

     (d) During the last five years, Mr. Lombardi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Lombardi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Lombardi is an Italian citizen.

I-E

     (a)  Marcello Agnoli is a Director of the Reporting Person.

     (b)  The mailing and business address of Mr. Agnoli is:

          BBLP Pavia e Ansaldo Professionisti Associati
          Via dell'Annuciata
          7 Milano, Italy

     (c) The principal occupation of Mr. Agnoli is as an attorney with BBLP Pavia e Ansalso Professionisti Associati (business address listed in
          Item 2, I-D(b) above).

     (d) During the last five years, Mr. Agnoli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Agnoli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Agnoli is an Italian citizen.

I-F

     (a)  Angelo Airaghi is a Director of the Reporting Person.

     (b)  The mailing and business address of Mr. Airaghi is:

          FINMECCANICA S.p.A
          Piazza  Monte Grappa
          4 Roma, Italy

     (c) The principal occupation of Mr. Airaghi is as an executive officer of FINMECCANICA S.p.A (business address listed in Item 2, I-F(b) above).

     (d) During the last five years, Mr. Airaghi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Airaghi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Airaghi is an Italian citizen.

I-G

     (a)  Giancarlo Battista is a Director of the Reporting Person.

     (b)  The mailing and business address of Mr. Battista is:

          FINMECCANICA S.p.A
          Piazza  Monte Grappa
          4 Roma, Italy

     (c) The principal occupation of Mr.Battista is as an executive officer of FINMECCANICA S.p.A. (business address listed in Item 2, I-G(b) above).

     (d) During the last five years, Mr. Battista has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Battista has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Battista is an Italian citizen.

I-H

     (a)  Giuseppe Bono is a Director of the Reporting Person.

     (b)  The mailing and business address of Mr. Bono is:

          FINMECCANICA S.p.A
          Piazza  Monte Grappa
          4 Roma, Italy

     (c) The principal occupation of Mr.Bono is as an executive officer of FINMECCANICA S.p.A. (business address listed in Item 2, I-H(b) above).

     (d) During the last five years, Mr. Bono has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Bono has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Bono is an Italian citizen.

I-I

     (a)  Alberto De Benedictis is a Director of the Reporting Person

     (b)  The mailing and business address of Mr. De Benedictis is:

          FINMECCANICA S.p.A
          Piazza  Monte Grappa
          4 Roma, Italy

     (c) The principal occupation of Mr. De Benedictis is as an executive officer of FINMECCANICA S.p.A. (business address listed in Item 2, I-I(b) above).

     (d) During the last five years, Mr. De Benedictis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. De Benedictis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. De Benedictis is an Italian citizen.

I-J

     (a)  Paolo Micheletta is a Director of the Reporting Person.

     (b)  The mailing and business address of Mr. Micheletta is:

          FINMECCANICA S.p.A
          Piazza  Monte Grappa
          4 Roma, Italy

     (c) The principal occupation of Mr.Micheletta is as an executive officer of FINMECCANICA S.p.A. (business address listed in Item 2, I-G(b) above).

     (d) During the last five years, Mr. Micheletta has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Micheletta has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Micheletta is an Italian citizen.

I-K

     (a)  Arcangiolo Lovari is a Director of the Reporting Person.

     (b)  The mailing and business address of Mr. Lovari is:

          Nuova Holding Subalpina S.p.A
          Viale dell'Arte
          25 Roma, Italy

     (c) The principal occupation of Mr. Lovari is an executive officer of Nuova Holding Subalpina S.p.A. (business address listed in Item 2, I-K(b) above).

     (d) During the last five years, Mr. Lovari has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Lovari has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Lovari is an Italian citizen.

I-L  (a)  Alessandro Bertolini is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Bertolini is as listed in Item 2,I-A(b) above.

     (c) The principal occupation of Mr. Bertolini is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Bertolini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Bertolini has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Bertolini is an Italian citizen.

I-M

     (a)  Loris Boggio is an executive officer of the Reporting Person

     (b) The mailing and business address of Mr. Boggio is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Boggio is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Boggio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Boggio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Boggio is an Italian citizen.

I-N

     (a)  Enrico Borgogna is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Borgogna is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Borgogna is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Borgogna has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Borgogna has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Borgogna is an Italian citizen.

I-O

     (a)  Sergio Camani is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Camani is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Camani is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Camani has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Camani has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Camani is an Italian citizen.

I-P

     (a)  Piero Alberto Canuto is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Canuto is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Canuto is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Canuto has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Canuto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Canuto is an Italian citizen.

I-Q

     (a)  Stefano Carlin is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Carlin is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Carlin is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Carlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Carlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Carlin is an Italian citizen.

I-R

     (a)  Diego Cavalli is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Cavalli is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Cavalli is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Cavalli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Cavalli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Cavalli is an Italian citizen.

I-S

     (a)  Vincenzo Chieppa is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Chieppa is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Chieppa is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Chieppa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Chieppa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Chieppa is an Italian citizen.

I-T

     (a)  Davide Cucino is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Cucino is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Cucino is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Cucino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Cucino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Cucino is an Italian citizen.

I-U

     (a)  Silvio De Poli is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. De Poli is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. De Poli is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. De Poli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. De Poli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. De Poli is an Italian citizen.

I-V

     (a)  Mr. Giorgio Donini is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Donini is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Donini is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Donini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Donini has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Donini is an Italian citizen.

I-W

     (a)  Lino Franco is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Franco is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Franco is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Franco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Franco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Franco is an Italian citizen.

I-X

     (a)  Angelo Furinghetti is an executive officer of the Reporting Person.

     (b)  The mailing and business address of Mr. Furinghetti is as listed in
          Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Furinghetti is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Furinghetti has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Furinghetti has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Furinghetti is an Italian citizen.

I-Y

     (a)  Marco Gallino is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Gallino is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Gallino is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Gallino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Gallino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the

          Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Gallino is an Italian citizen.

I-Z

     (a)  Piero-Carlo Gallo is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Gallo is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Gallo is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Gallo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Gallo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Gallo is an Italian citizen.

I-AA

     (a)  Mr. Stefano Giovine is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Giovine is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Giovine is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Giovine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Giovine has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Giovine is an Italian citizen.

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

I-BB

     (a)  Giovanni Granella is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Granella is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Granella is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Granella has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Granella has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Granella is an Italian citizen.

I-CC

     (a)  Massimo Lessona is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Lessona is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Lessona is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Lessona has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Lessona has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Lessona is an Italian citizen.

I-DD

     (a)  Flavio Mussano is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Mussano is as listed in Item 2, I-A(b) above.

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

     (c) The principal occupation of Mr. Mussano is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Mussano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Mussano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Mussano is an Italian citizen.

I-EE

     (a)  Sergio Pagani is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Pagani is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Pagani is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Pagani has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Pagani has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Pagani is an Italian citizen.

I-FF

     (a)  Giancarlo Prato is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Prato is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Prato is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Prato has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Prato has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Prato is an Italian citizen.

I-GG

     (a)  Marzio Raveggi is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Raveggi is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Raveggi is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Raveggi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Raveggi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Raveggi is an Italian citizen.

I-HH

     (a)  Carlogero Rifici is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Rifici is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Rifici is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Rifici has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Rifici has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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

     (f)  Mr. Rifici is an Italian citizen.

I-II

     (a)  Bruno Taraglio is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Taraglio is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Taraglio is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Taraglio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Taraglio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Taraglio is an Italian citizen.

I-JJ

     (a)  Bartolomeo Tosco is an executive officer of the Reporting Person.

     (b) The mailing and business address of Mr. Tosco is as listed in Item 2, I-A(b) above.

     (c) The principal occupation of Mr. Tosco is as an executive officer of the Reporting Person.

     (d) During the last five years, Mr. Tosco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Tosco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Tosco is an Italian citizen.

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

Item 3.   Source and Amount of Funds or Other Consideration

          On August 1, 2000, the Issuer completed the first closing of an investment agreement (the "Agreement") with the Reporting Person. Pursuant to the Agreement, on August 1, 2000, the Reporting Person subscribed to and purchased from the Issuer a total of 1,466,276 shares of the Issuer's Class A Common Stock for a total purchase price of $1,500,000 (the "First Closing"), consisting of a $300,000 loan from FATA plus accrued interest that was converted to equity, and cash from the internal funds of FATA. Previously, on May 5, 2000, FATA made a $300,000 loan to the Company, which had an interest rate of 6% per annum. Accordingly, on August 1, 2000, the Issuer received net proceeds of $1,199,964 from FATA.

          Upon satisfaction of all the conditions stated in the Agreement, but no later than November 30, 2000 FATA may subscribe and agree to purchase from the Issuer and the Company may issue and sell to FATA a combination of shares of Class A Common Stock, Class B Common Stock and/or Preferred Stock for a total purchase price of $3,500,000. The Class B Common Stock is identical to the Class A Common Stock in all respects except that each share of Class B Common Stock has 10 votes in respect to each share of Class B Common Stock. The Second Closing would give FATA an ownership interest in the Issuer of 45% and a voting interest in the Issuer of 51%.

Item 4    Purpose of Transaction

          As described above in Item 3, pursuant to the Agreement, the Reporting Person has plans which would result in the acquisition by the Reporting Person of additional securities of the Issuer. If the Second Closing of the Agreement occurs, the Reporting Person will have an ownership in the Issuer of 45% and a voting interest in the Issuer of 51%. FATA will have full control and governance of the Issuer. Effective at the First Closing, William Wollrab submitted his resignation as a director of the Issuer. The current board of directors of the Issuer expects to fill the vacancy caused by Mr. Wollrab's resignation with the Reporting Person's designated nominee, but has not done so at this time. At the Second Closing, the Issuer will expand its board of directors and the Reporting Person will appoint a majority of the board of directors to fill the vacancies caused by such expansion with its designated nominees. This will result in control by FATA of the Issuer's board of directors.

Item 5    Interest in the Securities of the Issuer

I-A  (a)  The Reporting Person beneficially owns 1,466,276 shares of the Class A
          Common Stock of the Issuer. As of August 14, 2000 there were 3,239,176 shares of Class A Common Stock outstanding. The 1,466,276 shares beneficially owned by the Reporting Person represent approximately 45.3% of the Issuer's outstanding Class A Common Stock as of the date of this Schedule 13D.

     (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of 1,466,276 shares of Common Stock.

     (c) Other than as described in Item 3 above, no transactions in the Issuer's Common Stock have been effected in the last 60 days by the Reporting Person.

     (d) Only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,466,276 shares of Class A Common Stock of the Issuer owned by the Reporting Person.

     (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

          (a) Investment Letter by and among The FATA Group, SpA, Cyberfast Systems, Inc., Edward Stackpole and Itir Stackpole.

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

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2000

                                    THE FATA GROUP, SPA

                                    /s/ Andrea Lombardi
                                    __________________________________________
                                    Andrea Lombardi, Chief Financial Officer

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